Exhibit 99.5

APPENDIX D

Pro Forma Consolidated Financial Statements of Sierra Wireless, Inc.

SIERRA WIRELESS, INC.

Pro Forma Consolidated Balance Sheet

March 31, 2007

(Prepared in accordance with United States GAAP)

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	Sierra		Pro Forma		Pro Forma
	Wireless	AirLink	Adjustments	Note 3	Consolidated

Assets
Current assets:
Cash and cash equivalents	$35,364	$2,998	$(2,998)	(h)	$23,364
			(12,000)	(g)
Short-term investments	58,495	—	—		58,495
Accounts receivable	49,297	2,463	—		51,760
Inventories	27,945	4,282	—		32,227
Deferred income taxes	118	1,138	(1,138)	(o)	118
Prepaid expenses	5,193	163	(98)	(e)	5,258
	176,412	11,044	(16,234)		171,222

Fixed assets	14,140	322	—		14,462
Intangible assets	9,346	—	15,000	(b)	24,346
Goodwill	18,209	—	9,374	(c)	30,746
			381	(i)
			1,022	(i)
			1,760	(o)
Other	381	115	(115)	(e)	—
			(381)	(i)
	$218,488	$11,481	$10,807		$240,776

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$57,033	$2,902	$1,022	(i)	$60,957
Deferred revenue and credits	859	467	(322)	(p)	1,004
Deferred income taxes	—	—	622	(o)	622
Current portion of long-term liabilities	532	1,274	(1,274)	(d)	532
	58,424	4,643	48		63,115

Long-term liabilities	951	2,186	(2,186)	(d)	951

Shareholders’ equity:
Share capital	222,088	6,600	(6,600)	(f)	239,685
			17,597	(g)
Additional paid-in capital	4,027	—	—		4,027
Warrants	1,538	251	(251)	(f)	1,538
Deficit	(67,804)	(2,199)	2,199	(f)	(67,804)
Accumulated other comprehensive loss	(736)	—	—		(736)
	159,113	4,652	12,945		176,710
	$218,488	$11,481	$10,807		$240,776

See accompanying notes to the unaudited pro forma consolidated financial statements.

SIERRA WIRELESS, INC.

Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2007

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	Sierra		Pro Forma		Pro Forma
	Wireless	AirLink	Adjustments	Note 3	Consolidated

Revenue	$85,428	$7,724	$(1,311)	(a)	$91,841
Cost of goods sold	62,111	4,411	(1,311)	(a)	65,211
Gross margin	23,317	3,313	—		26,630

Expenses
Sales and marketing	4,097	979	24	(n)	5,100
Research and development, net	9,885	546	10	(n)	10,441
Administration	3,141	1,185	23	(n)	4,315
			(34)	(k)
Amortization	668	—	750	(j)	1,452
			34	(k)
	17,791	2,710	807		21,308
Earnings from operations	5,526	603	(807)		5,322

Other income (expense)	1,249	(150)	143	(l)	1,092
			(150)	(m)
Earnings before income taxes	6,775	453	(814)		6,414
Income tax expense	1,518	178	(165)	(j)	1,411
			31	(l)
			(33)	(m)
			(118)	(q)
Net earnings	$5,257	$275	$(529)		$5,003

Earnings per share for the period:
Basic	$0.20				$0.19
Diluted	$0.20				$0.18

Weighted average number of shares (in thousands)
Basic	25,720			Note 4	27,030
Diluted	25,955			Note 4	27,265

See accompanying notes to the unaudited pro forma consolidated financial statements.

SIERRA WIRELESS, INC.

Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2006

(Prepared in accordance with United States GAAP)

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	Sierra		Pro Forma		Pro Forma
	Wireless	AirLink	Adjustments	Note 3	Consolidated

Revenue	$221,285	$24,928	$(2,748)	(a)	$243,465
Cost of goods sold	152,108	14,056	(2,748)	(a)	163,416
Gross margin	69,177	10,872	—		80,049

Expenses
Sales and marketing	13,714	3,423	96	(n)	17,233
Research and development, net	34,087	1,606	40	(n)	35,733
Administration	12,879	1,838	92	(n)	14,698
			(111)	(k)
Amortization	2,909	—	3,000	(j)	6,020
			111	(k)
	63,589	6,867	3,228		73,684
Earnings from operations	5,588	4,005	(3,228)		6,365

Other income (expense)	5,254	(422)	417	(l)	4,649
			(600)	(m)
Earnings before income taxes	10,842	3,583	(3,411)		11,014
Income tax expense (recovery)	1,046	(1,158)	(450)	(j)	1,652
			63	(l)
			(90)	(m)
			2,241	(q)
Net earnings	$9,796	$4,741	$(5,175)		$9,362

Earnings per share for the period:
Basic	$0.38				$0.35
Diluted	$0.38				$0.34

Weighted average number of shares (in thousands)
Basic	25,609			Note 4	26,919
Diluted	25,857			Note 4	27,167

See accompanying notes to the unaudited pro forma consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Pro Forma Consolidated Financial Statements

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

1.                    Basis of Presentation

On May 25, 2007, we acquired 100 percent of the outstanding securities of AirLink Communications, Inc. (“AirLink”), a privately-held developer and supplier of high value fixed, portable and mobile wireless data solutions for industrial and public safety applications located in Hayward, California.  We subsequently changed the name of AirLink to Sierra Wireless AirLink Solutions, Inc.  The results of AirLink’s operations have been included in our consolidated financial statements since that date.

The aggregate purchase price was $31,000, including cash consideration of $12,000, 1,309,880 common shares valued at $17,597 and costs related to the acquisition of $1,403.  The value of the common shares issued was determined based on the average market price of Sierra Wireless, Inc.’s common shares over the two day period before and after March 6, 2007, which was the date the terms of the acquisition were agreed to and announced.

The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 has been prepared by management in accordance with United States generally accepted accounting principles (“GAAP”) and is derived from the audited consolidated financial statements of Sierra Wireless, Inc. (“Sierra Wireless”) for the year ended December 31, 2006 and the audited financial statements of AirLink for the year ended December 31, 2006.

The accompanying unaudited pro forma consolidated balance sheet at March 31, 2007 and unaudited pro forma consolidated statement of operations for the three month period ended March 31, 2007 have been prepared by management in accordance with United States GAAP and are derived from the unaudited consolidated financial statements of Sierra Wireless for the three months ended March 31, 2007, and the unaudited financial statements of AirLink for the three months ended March 31, 2007.

The unaudited pro forma consolidated statements of operations are presented as if the transaction discussed above had taken place on January 1, 2006. The accounting policies used in the preparation of the unaudited pro forma consolidated statements of operations are those disclosed in Sierra Wireless’s audited consolidated financial statements for the year ended December 31, 2006.  Management has determined that no adjustments are necessary to conform AirLink’s audited and unaudited financial information with the accounting policies used by Sierra Wireless.

The unaudited pro forma consolidated balance sheet and statements of operations are not necessarily indicative of the results that actually would have been achieved if the transaction reflected therein had been completed on the date indicated or the results that may be obtained in the future. In preparing the unaudited pro forma consolidated balance sheet and statements of operations, no adjustments have been made to reflect the operating synergies that may result from combining the operations of Sierra Wireless and AirLink.

The unaudited pro forma consolidated balance sheet and statements of operations should be read in conjunction with the audited consolidated financial statements of Sierra Wireless and AirLink for the year ended December 31, 2006 and the unaudited consolidated financial statements of Sierra Wireless and AirLink for the three months ended March 31, 2007, including the notes thereto.

2.                    Acquisition

On May 25, 2007, Sierra acquired 100 percent of the outstanding shares of AirLink.  The aggregate purchase price was $31,000, including cash consideration of $12,000, 1,309,880 common shares valued at $17,597 and estimated costs related to the acquisition of $1,403.

The acquisition was accounted for using the purchase method of accounting. Sierra is using a third party to value the intangible assets acquired and this valuation is not yet complete.  The preliminary purchase price allocation is based on management’s best estimate of the relative fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition.  Because Sierra has only recently acquired AirLink and the third party valuation is not yet complete, it is not practicable to definitively allocate the purchase price.  Once the valuation is complete, Sierra will reassess its preliminary allocation, which may result in adjustments.

The following table summarizes the estimated purchase price allocation:

Current assets	$6,810
Property and equipment	322
Intangible assets	15,000
Goodwill	12,537
Total assets acquired	34,669

Deferred income tax liability	622
Current liabilities	3,047

Net assets acquired	$31,000

Consideration:
Cash	$12,000
Common shares (1,309,880 Sierra Wireless shares)	17,597
Acquisition costs	1,403
$31,000

Identifiable intangible assets:

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Amount
Intellectual property	5	$2,850
Customer relationships	5	12,150
Total purchased intangible assets		$15,000

3.              Pro Forma Assumptions and Adjustments

The following adjustments have been made to reflect the transaction described above:

(a)          Elimination of intercompany transactions between Sierra and AirLink.

(b)         Recognition of intangible assets identified based on preliminary estimates totaling $15,000 for acquired technology and customer relationships.

(c)          Recognition of goodwill based on preliminary estimates arising from the purchase of AirLink Communications, Inc.

(d)         Elimination of AirLink’s long-term debt totaling $3,460, of which $1,274 is current.  The debt was repaid by AirLink upon acquisition.

(e)          Elimination of AirLink’s prepaid loan fees of $98 included in prepaid expenses and $115 included in other assets.

(f)            Elimination of AirLink’s shareholders’ equity.

(g)         Reflect purchase price of cash consideration of $12,000 and 1,309,880 common shares valued at $17,597.

(h)         Elimination of cash as the cash was used to repay debt upon acquisition.

(i)             Elimination of Sierra’s deferred acquisition costs of $381.  Increase in accounts payable and accrued liabilities of $1,022 representing Sierra’s transaction costs associated with the acquisition.

(j)             Preliminary amortization of intangible assets over a period of 5 years and related income tax expense using an effective rate of 22% (2006 – 15%).

(k)          Reclassification of amortization that is included in administration in AirLink’s financial statements.

(l)             Elimination of interest expense on AirLink’s long-term debt and related income tax impact using an effective rate of 22% (2006 – 15%).  The debt is eliminated as it would have been repaid upon acquisition.

(m)       Elimination of interest income on cash used by Sierra in the acquisition and related income tax impact using an effective rate of 22% (2006 – 15%).

(n)         Recognition of stock based compensation expense for stock options granted to former employees of AirLink under the Sierra Wireless stock option plan.

(o)         To record deferred income tax liability of $5,250 on intangible assets of $15,000 and a deferred income tax asset of $3,490 related to losses from a prior acquisition which are now more likely than not to be realized.  The deferred tax assets of AirLink of $1,138 and the deferred tax asset of $3,490 related to losses from a prior acquisition have been reclassified to offset the deferred tax liability.  The net deferred tax liability is $622.

(p)         To reduce the AirLink deferred revenue to an estimated fair value of $145.

(q)         To adjust the effective tax rate for the pro forma consolidated results to reflect the expected consolidated tax rate.

4.              Pro Forma Earnings Per Share

The pro forma basic and diluted earnings per share calculations for the three months ended March 31, 2007 and for the year ended December 31, 2006 have been calculated based on the total weighted average number of common shares held by shareholders of Sierra Wireless during the period and 1,309,880 common shares assumed to be issued to effect the acquisition at January 1, 2006.  The options granted to AirLink employees were anti-dilutive for both periods and, as a result, were not included in the diluted earnings per share calculation.